UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Diane Schueneman appointed non-executive Director - dated 25 June 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 25, 2015

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 25, 2015
By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

25 June 2015

BARCLAYS PLC

Diane Schueneman appointed as non-executive Director

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Diane Schueneman has been appointed as a non-executive Director of Barclays with immediate effect.

Diane Schueneman has extensive expertise in managing global, cross-discipline business operations, client services and technology in the financial services industry.  During her 37-year career with Merrill Lynch, Diane's roles included responsibility for banking, brokerage services and technology provided to Merrill Lynch's retail and middle market clients, and latterly for IT, operations and client services worldwide as Senior Vice President & Head of Global Infrastructure Solutions.

As a consultant at McKinsey & Company, she has also acted as Head of Global Infrastructure Solutions, advising the IRS Commissioner in the US, and has held a number of non-executive directorships.

Commenting, John McFarlane, Group Chairman, said, "I am delighted that Diane has agreed to join the Barclays Board.  Her insights into the power of technology and operational efficiency together with her experience in the financial services industry, including in the US, make her a very welcome addition to the Barclays Board."

Ms Schueneman is currently a non-executive Director of ICAP Plc.  There is no additional information required to be disclosed pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Joanne Walia
+44 (0)20 7116 4943	+44 (0)20 7116 3030

About Barclays
Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.